Exhibit 99(a)(5)

News Release	One Amgen Center Drive Thousand Oaks, CA 91320-1799 Telephone (805) 447-4587 Fax (805) 499-3507 www.Amgen.com

AMGEN ANNOUNCES PUT OPTION FOR LIQUID YIELD OPTION

NOTES DUE 2032 AND

ZERO COUPON CONVERTIBLE NOTES DUE 2032

THOUSAND OAKS, Calif, (Jan. 31, 2007) - Amgen (NASDAQ:AMGN) today announced that holders of Amgen’s Liquid Yield Option™ Notes due 2032 (Zero Coupon—Senior) and Zero Coupon Convertible Notes due 2032 (Zero Coupon—Senior) (collectively, the “Securities”) have the right to surrender their Securities for purchase by Amgen pursuant to the terms of the indentures for the Securities (the “Put Options”). The Put Options expire on March 1, 2007.

The Put Options entitle each holder of the Securities to require Amgen to purchase all or any part of such holder’s Securities at a price equal to $755.44 per $1,000 of principal amount at maturity. Amgen will pay the purchase price solely with cash. If all outstanding Securities are surrendered for purchase pursuant to the Put Options, the aggregate cash purchase price will be approximately $1.8 billion. Holders that do not surrender their Securities for purchase pursuant to the Put Options will maintain the right to convert their Securities, subject to the terms, conditions and adjustments applicable to the Securities.

The opportunity to surrender Securities for purchase pursuant to the Put Options will commence on Jan. 31, 2007, and will terminate at 5:00 p.m., Eastern Time, on Thursday, March 1, 2007. In order to exercise the applicable Put Option, a holder must follow the procedures set forth in the applicable notice to holders. Holders may withdraw any Securities previously surrendered for purchase at any time prior to 5:00 p.m., Eastern Time, on March 1, 2007.

Amgen will file a Tender Offer Statement on Schedule TO for each class of Securities with the Securities and Exchange Commission later today. In addition, documents specifying the terms, conditions and procedures for surrendering and withdrawing Securities for purchase, including the notices to holders, will be available through The Depository Trust Company and the paying agent. Neither Amgen nor its board of directors or employees have made or are making any representation or recommendation as to whether or not any holder should surrender any Securities.

About Amgen

Amgen discovers, develops and delivers innovative human therapeutics. A biotechnology pioneer since 1980, Amgen was one of the first companies to realize the new science’s promise by bringing safe and effective medicines from lab, to manufacturing plant, to patient. Amgen therapeutics have changed the practice of medicine, helping millions of people around the world in the fight against cancer, kidney disease, rheumatoid arthritis, and other serious illnesses.

With a deep and broad pipeline of potential new medicines, Amgen remains committed to advancing science to dramatically improve people’s lives. To learn more about our pioneering science and our vital medicines, visit www.amgen.com.

Forward-Looking Statements

This news release contains forward-looking statements that involve significant risks and uncertainties, including those discussed below and others that can be found in our Form 10-K for the year ended Dec. 31, 2005 and in our periodic reports on Form 10-Q and Form 8-K. Amgen is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

No forward-looking statement can be guaranteed and actual results may differ materially from those we project. The Company’s results may be affected by our ability to successfully market both new and existing products domestically and internationally, sales growth of recently launched products, difficulties or delays in manufacturing our products and regulatory developments (domestic or foreign) involving current and future products and manufacturing facilities. In addition, sales of our products are affected by reimbursement policies imposed by third party payors, including governments, private insurance plans and managed care providers and may be affected by domestic and international trends toward managed care and healthcare cost containment as well as possible U.S. legislation affecting pharmaceutical pricing and reimbursement. Government regulations and reimbursement policies may affect the development, usage and pricing of our products. Furthermore, our research, testing, pricing, marketing and other operations are subject to extensive regulation by domestic and foreign government regulatory authorities. We or others could identify side effects or manufacturing problems with our products after they are on the market. In addition, we compete with other companies with respect to some of our marketed products as well as for the discovery and development of new products. Discovery or identification of new product candidates cannot be guaranteed and movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate will be successful and become a commercial product. In addition, while we routinely obtain patents for our products and technology, the protection offered by our patents and patent applications may be challenged, invalidated or circumvented by our competitors. Further, some raw materials, medical devices and component parts for our products are supplied by sole third party suppliers.

CONTACT:	Amgen, Thousand Oaks
David Polk, 805-447-4613 (media)
Arvind Sood, 805-447-1060 (investors)